CNL Strategic Residential Credit, Inc. 10-K

Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the securities of CNL Strategic Residential Credit, Inc. (the “Company,” “we,” “us” or “our”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of our common stock, $0.001 par value per share, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the Maryland General Corporation Law (the “MGCL”), and the full text of our charter and bylaws.

Under our charter, we have authority to issue a total of 1,100,000,000 shares of capital stock, of which 1,000,000,000 shares are classified as common stock, $0.001 par value per share, of which 200,000,000 shares are classified as Class T common stock(the “Class T shares”), 200,000,000 shares are classified as Class D common stock (the “Class D shares”), 250,000,000 shares are classified as Class I common stock (the “Class I shares”), 200,000,000 shares are classified as Class A common stock (the “Class A shares”), 100,000,000 shares are classified as Class FA common stock (the “Class FA shares”) and 50,000,000 shares are classified as Class E common stock (the “Class E shares”), and 100,000,000 shares are classified as preferred stock, $0.001 par value per share. Our charter authorizes our board of directors to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. Under Maryland law, stockholders are not generally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of our shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, each outstanding share of common stock entitles the holder thereof to one vote on all matters on which the stockholders of common stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will vote together as a single class and will possess the exclusive voting power. Notwithstanding the foregoing, with respect to any matter that would alter only the contract rights of a particular class or series of common stock, only the holders of such affected class or series of common stock will have the right to vote. There is no cumulative voting in the election of our directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, ssand the holders of the remaining shares will not be able to elect any directors. Directors are elected by a majority of the votes cast by stockholders entitled to vote who are present in person or by proxy at an annual meeting of stockholders at which a quorum is present.

Except as provided in our charter, our holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our company and generally have no appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any such classes or series of stock, to one or more transaction(s) occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as otherwise provided in our charter, shares of common stock will have equal dividend, liquidation and other rights. Upon issuance for full payment in accordance with the terms of this offering, all shares of our common stock issued in the offering will be fully paid and non-assessable.

Under our charter, we generally cannot dissolve, materially amend our charter, merge or consolidate with another entity, convert into another entity, sell all or substantially all of our assets or engage in a share exchange unless the action is approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

We will generally not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. SS&C Technologies, Inc. (f/k/a DST Systems, Inc.) acts as our registrar and as the transfer agent for our shares. Transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to stockholders at no charge upon written request, or by contacting CNL Shareholder Services at (866) 650-0650 for additional assistance.

Classes of Shares

Class A Shares

Class A shares are available for purchase through different distribution channels. Each Class A share issued in the continuous private offering of our common stock in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to investors who are accredited investors (as defined in Regulation D under the Securities Act) (our “private offering”) will be subject to a selling commission of up to 6.00% per share and a Managing Dealer fee of up to 2.50% per share to CNL Securities Corp. (the “Managing Dealer”). There are no distribution and stockholder servicing fees charged with respect to Class A shares. We will not pay selling commissions or Managing Dealer fees on Class A shares sold pursuant to our distribution reinvestment plan. We will also waive some or all of the selling commissions and Managing Dealer fees on Class A shares sold to certain categories of investors. Certain purchasers of Class A shares may be eligible for volume discounts.

Class T Shares

Class T shares are available for purchase through different distribution channels. Each Class T share issued in our private offering will be subject to a selling commission of up to 3.00% per share and a Managing Dealer fee of up to 1.75% per share. We pay the Managing Dealer distribution and stockholder servicing fees, subject to certain limits, on the Class T shares sold in our private offering (excluding Class T shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% of our current net asset value (“NAV”) per share, as disclosed in our periodic or current reports, payable on a monthly basis. The distribution and stockholder servicing fee will accrue daily and be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to Class T shares held in any particular account, and those Class T shares will convert into a number of Class A shares with an equivalent NAV when the total underwriting compensation paid by such account is not less than 8.5% of the offering price paid, as described in our charter. We will not pay selling commissions or Managing Dealer fees on Class T shares sold pursuant to our distribution reinvestment plan.

Class D Shares

Class D shares are available for purchase through different distribution channels. We will not pay selling commissions or a Managing Dealer fee with respect to Class D shares.  We pay the Managing Dealer distribution and stockholder servicing fees, subject to certain limits, in an annual amount equal to 0.50% of our current NAV per share, as disclosed in our periodic or current reports, payable on a monthly basis. We will cease paying the distribution and stockholder servicing fee with respect to Class D shares held in any particular account, and those Class D shares will convert into a number of Class A shares when the total underwriting compensation paid by such account is not less than 8.5% of the offering price paid, as described in our charter.

Class I Shares

Class I shares are available for purchase through different distribution channels. We will not pay selling commissions or a Managing Dealer fee with respect to Class I shares sold in our private offering or on Class I shares sold pursuant to our distribution reinvestment plan. There are no distribution and stockholder servicing fees charged with respect to Class I shares.

Class FA Shares

Class FA shares are available for purchase through different distribution channels. We have issued and may continue issuing Class FA shares in one or more private offerings. We will conduct such offerings pursuant to exemptions from registration under the Securities Act. There are no selling commissions or Managing Dealer fees with respect to Class FA shares, and Class FA shares have a lower management fee and total return incentive fee structure than Class A shares, Class T shares and Class I shares.

Class E Shares

Class E shares are not available for purchase in our private offering. We have issued and may continue issuing Class E shares in one or more private offerings. We will conduct such offerings pursuant to exemptions from registration under the Securities Act. Class E shares are not eligible to participate in our distribution reinvestment plan. There are no selling commissions, Managing Dealer fees or total return incentive fee with respect to Class E shares.

Other Terms of Common Stock

If not already converted into Class A shares upon a determination that total upfront selling commissions, Managing Dealer fees and distribution and stockholder servicing fees paid with respect to such shares would exceed the applicable limit as described in the “—Class T Shares” sections above, each Class T share (including any fractional shares) held in a stockholder’s account will, after the termination of our private offering in which such Class T shares were sold, automatically and without any action on the part of the holder thereof convert into a number of Class A shares with an equivalent NAV as such share at the end of the month in which total underwriting compensation is not less than 10% of the gross proceeds of the offering, as calculated by us with the assistance of the Managing Dealer. In addition, each Class I share, Class E share, Class FA share, Class T share (including any fractional shares) held in a stockholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class A shares with an equivalent NAV as such share upon a listing of the Class A shares or on our merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of our assets. Also, immediately before any liquidation, dissolution or winding up, each Class I share, Class E share, Class FA share, and Class T share (including any fractional shares) will automatically convert into a number of Class A shares with an equivalent NAV as such share.

Power to Reclassify Unissued Shares of our Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that may have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe the power of our board of directors to amend our charter from time to time to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that may, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in our best interest.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code, shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, no more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of any taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well.

Our charter contains restrictions on the ownership and transfer of shares of our common stock and other outstanding shares of our stock. The relevant sections of our charter generally provide that no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the “common stock ownership limit”), or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of our capital stock (the “aggregate stock ownership limit”), unless exempted or provided an excepted holder limit by our board of directors as discussed below. We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” A person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or be deemed to beneficially own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, shares of our stock and/or, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock is referred to as a “prohibited owner.”

The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or number of the outstanding shares of our common stock or 9.8% in value or number of the outstanding shares of all classes or series of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limits.

Our board of directors may, in its sole and absolute discretion and subject to the receipt of such certain representations, covenants and undertakings deemed reasonably necessary by our board of directors, prospectively or retroactively, exempt a person from the ownership limits or establish an excepted holder limit for such person. However, our board of directors may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. The person seeking an exemption must provide representations and undertakings to the satisfaction of our board of directors that it will not violate these restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of its waiver, our board of directors may require an opinion of counsel or an IRS ruling satisfactory to our board of directors with respect to our qualification as a REIT.

In connection with the waiver of the ownership limits or the creation of an excepted holder limit or at any other time, our board of directors may, in its sole and absolute discretion, from time to time increase or decrease the ownership limits subject to the restrictions in the paragraph above; provided, however, that the ownership limits may not be decreased or increased if, after giving effect to such decrease or increase, five or fewer persons could own or beneficially own in the aggregate, more than 49.9% in value of the shares of our stock then outstanding. Prior to the modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. Reduced ownership limits will not apply to any person or entity whose percentage ownership of shares of our common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limits until such time as such person’s or entity’s percentage ownership of our common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of shares of our common stock or stock of all classes and series, as applicable, in excess of such percentage ownership of shares of our common stock or total shares of our stock will be in violation of the ownership limits.

Our charter further prohibits:

●	any person from beneficially or constructively owning (taking into account applicable attribution rules under the Internal Revenue Code) shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT;

●	any person from beneficially or constructively owning shares of our stock to the extent that such ownership would result in us owning (directly or indirectly) more than a 9.9% interest in one of our tenants that is described in Section 856(d)(2)(B) of the Internal Revenue Code (or a tenant of any entity which we own or control) if the income derived by us (either directly or indirectly through one or more partnerships or limited liability companies) from such tenant would reasonably be expected to equal or exceed the lesser of (a) one percent of our gross income (as determined for purposes of Section 856(c) of the Internal Revenue Code) or (b) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Internal Revenue Code; and

●	any person from transferring our shares of stock if such transfer would result in our shares of stock being beneficially owned by fewer than 100 persons (determined, as a general matter, without reference to any attribution rules).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the foregoing restrictions on ownership and transfer will be required to give written notice immediately to us (or, in the case of a proposed or attempted acquisition, at least 15 days prior written notice to us) and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors or in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT or in our owning (directly or indirectly) more than a 9.9% interest in one of our tenants (or a tenant of any entity which we own or control) if the income derived by us from such tenant would reasonably be expected to equal or exceed the lesser of (a) one percent of our gross income (as determined for purposes of Section 856(c) of the Internal Revenue Code) or (b) an amount that would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Internal Revenue Code, then generally that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for the benefit of the charitable beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be null and void.

Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported NAV on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the market price on the date we, or our designee, accept such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner but the trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. To the extent the prohibited owner would receive an amount for such shares that exceeds the amount that such prohibited owner would have been entitled to receive had the trustee sold the shares held in the trust to a third party, such excess will be retained by the trustee for the benefit of the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limitations set forth in the charter. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported NAV on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust and any dividend or other distribution paid to the trustee may be held in trust for the charitable beneficiary. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

●	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

●	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our shares of stock set forth in our charter, our board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide us with such additional information as we may request in order to determine the effect of the stockholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must provide us with such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates, or written statements of information delivered in lieu of certificates, representing shares of our stock will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Distribution Policy

Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to declare cash distributions on a monthly basis. We intend to declare distributions based on monthly record dates established by our board of directors and to pay such distributions on a monthly basis.

Our distribution policy will be set by our board of directors and is subject to change based on available cash flows. We cannot guarantee the amount of distributions paid, if any. Stockholders will not be entitled to receive a distribution if their shares are repurchased prior to the applicable time of the record date. Our board of directors may also authorize distributions in the form of shares or effect share splits. In connection with a distribution to our stockholders, our board of directors approves a monthly distribution for a certain dollar amount per share for each class of our common stock. We then calculate each stockholder’s specific distribution amount for the month using applicable record and declaration dates, and a stockholder’s distributions begin to accrue on the date such stockholder is admitted as a stockholder.

Distributions are made on all classes of our common stock at the same time. Amounts distributed will be allocated among each class in proportion to the number of shares of each class outstanding. Amounts distributed to each class will be allocated among our stockholders in such class in proportion to their shares. We have not established limits on the amount of funds we may use from any available sources to make distributions. The per share amount of distributions on Class E shares, Class FA shares, Class A shares, Class T shares and Class I shares will likely differ because of different class-specific expenses and distribution and stockholder servicing fees for each share class.

To qualify as a REIT, we are required to pay distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. We intend to distribute sufficient income so that we satisfy the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders. Generally, income distributed to stockholders will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.

Distributions are authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. The discretion of our board of directors is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flows which we expect to receive during a later quarter and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Due to these timing differences, we may be required to borrow money, use proceeds from the issuance of securities or sell assets in order to distribute amounts sufficient to satisfy the requirement that we distribute at least 90% of our REIT taxable income in order to qualify as a REIT.

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, from offering proceeds, from borrowings, the sale of or repayment under our assets or expense support from CNL Residential Credit Manager, LLC (the “Advisor”) and Balbec Capital Management, L.P. (the “Sub-Advisor”), and we have no limits on the amounts we may pay from such sources. We may also fund our distributions with proceeds from this offering. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including how quickly we invest the proceeds from this offering or future offerings and the performance of our investments, including our real estate credit portfolio. Funding distributions from borrowings or the sale of or repayment under our assets will result in us having less funds available to acquire real estate credit or other real estate-related investments. As a result, the return a stockholder realizes on such stockholder’s investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Under the MGCL, our board of directors may delegate to a committee of directors the power to fix the amount and other terms of a distribution. In addition, if our board of directors gives general authorization for a distribution and provides for or establishes a method or procedure for determining the maximum amount of the distribution, our board of directors may delegate to one of our officers the power, in accordance with the general authorization, to fix the amount and other terms of the distribution.

Distributions in kind will not be permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter or distributions in which (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property, (b) our board of directors offers each stockholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those stockholders that accept such offer. Our stockholders who receive distributions in kind of marketable securities may incur transaction expenses in liquidating the securities.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan whereby stockholders will have their cash distributions automatically reinvested in additional shares unless they opt-out or terminate their participation; provided that, stockholders who are clients of certain participating broker-dealers that do not permit automatic enrollment must opt-in to participate. Any cash distributions attributable to the class or classes of shares owned by participants in our distribution reinvestment plan will be immediately reinvested in our shares of the same class attributable to the distributions on behalf of the participants on the business day such distribution would have been paid to such stockholder, except for distributions paid on Class E shares, which are not eligible to participate in the distribution reinvestment plan.

The per share purchase price for shares purchased pursuant to our distribution reinvestment plan will be equal to the transaction price at the time the distribution is payable, which will generally be the most recently determined and published NAV per share of the applicable class of shares, and not based on the price at which a stockholder initially purchased such stockholder’s shares. Stockholders will not pay upfront selling commissions or Managing Dealer fees when purchasing shares pursuant to our distribution reinvestment plan. The distribution and stockholder servicing fees with respect to Class T shares and Class D shares are calculated based on our NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under our distribution reinvestment plan. Shares acquired under our distribution reinvestment plan will entitle the participant to the same rights and be treated in the same manner as shares of that class purchased in our private offering.

We reserve the right to amend any aspect of our distribution reinvestment plan without the consent of our stockholders, provided that written notice of any material amendment is sent to participants at least 30 days prior to the effective date of that amendment. In addition, we may suspend or terminate our distribution reinvestment plan for any reason at any time upon 30 days’ prior written notice to participants. A stockholder’s participation in the plan will be terminated to the extent that a reinvestment of such stockholder’s distributions in our shares would cause the percentage ownership or other limitations contained in our charter to be violated. Participants may terminate their participation in our distribution reinvestment plan at any time by written instructions to that effect to the reinvestment agent. To be effective on a distribution payment date, the notice of termination must be received by the reinvestment agent at least 15 days before the record date fixed by our board of directors for that distribution payment date; otherwise, such termination will be effective with respect to any subsequent distribution payment date.

Except where distribution participants provide such statements, our transfer agent will provide on a quarterly basis to each participant in our distribution reinvestment plan a statement of account describing, as to such participant, (1) the distributions reinvested during the quarter, (2) the number of shares purchased during the quarter, and (3) the per share purchase price for such shares. On an annual basis, tax information with respect to income earned on shares under the plan for the calendar year will be provided to each applicable participant.